

SC Cellars LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $300,000

Offering End Date: May 1, 2024

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $20,000

Company Details:

Name: SC Cellars LLC

Founded: June 26, 2017

Address: 1387 Marina Way South Suite 500
Richmond, CA 94804

Industry: Wineries

Employees: 4

Website: https://www.subjecttochangewine.com

Use of Funds Allocation:

If the maximum raise is met:

$285,000 (95.00%) – of the proceeds will go towards working capital- rebrand, launch, and production of All Hours (new brand)
$15,000 (5.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 11.1K Followers



Business Metrics:

	FY21	FY22	YTD 12/31/2023
Total Assets	$1,282,603	$1,935,148	$2,044,215
Cash & Cash Equivalents	$70,338	$63,794	$17,571
Accounts Receivable	$170,363	$168,264	$80,576
Short-term Debt	$400,870	$1,019,306	$859,700
Long-term Debt	$1,050,929	$1,197,945	$1,221,209
Revenue	$1,376,025	$1,558,561	$1,667,976
Cost of Goods Sold	$607,136	$644,598	$561,074
Taxes	$0	$0	$0
Net Income	$53,733	-$112,906	$192,037

Recognition:

SC Cellars LLC (DBA Subject to Change Wine Co) focuses on the quality of their wines and their community. They are making meaningful change from the ground up. That means providing a living wage and health care for their team, working together in a fair and respectful environment, and offering opportunities for growth within the company. They're also proud to have long-standing relationships with growers and vineyard managers who gracefully tend to the land. They have way too much fun making these wines, and hope that you'll have just as much fun drinking them.

About:

SC Cellars LLC (DBA Subject to Change Wine Co) was founded by Alex Pomerantz, inspired by a love for the intersection of California's unique agricultural landscape, natural wine, and the many people and experiences that come along with those arenas. At Subject to Change Wine Co., their philosophy is simple–nothing added, nothing subtracted, working with responsibly farmed vineyards always.

For more information, contact our Customer Support Team at support@thesmbx.com

